EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

BetterLife Pharma Inc. (the “Company”) 1275 West 6th Avenue Suite 300 Vancouver, British Columbia V6H 1A6

Item 2	Date of Material Change

May 2020

Item 3	News Releases

News release dated May 7, 2020.

Item 4	Summary of Material Change

Licensing Agreement

On May 6, 2020, the Company entered into an agreement to acquire worldwide rights (other than in Greater China, Japan and ASEAN countries) to commercialize and sell AntiCovir, a potential COVID-19 treatment, from Altum Pharmaceuticals Inc. (“Altum”). AntiCovir is an Interferon a2b (“IFNa2b“) based potential treatment that is proposed to be administered using a Metered Dose Inhaler (“MDI”) or a nebulizer. Altum is currently preparing protocol and application to conduct a 306 patient randomized, double-blind, placebo controlled, powered for Phase 3 registration clinical trials in Australia. Under the terms of the transaction, on closing the Company will issue 10,000,000 common shares to Altum and grant to Altum 5,000,000 warrants to acquire an equivalent number of common shares at a price of $0.19 per common share. The Warrants have a term of two years and are only exercisable upon successful completion of the Phase 3 trial. Subject to the satisfaction of certain conditions precedent, upon registration of the proposed product in a major market, the Company will pay $5,000,000 in cash to Altum and Altum will be entitled to a tiered royalty equal to 7% of net sales on the first $50,000,000 in a calendar year and a reduced royalty equal to 5% of net sales in any calendar year that are in excess of $50,000,000. The Company has, subject to raising the necessary funds, agreed to fund the first US$15,000,000 of costs required for the proposed Phase 3 trials. If the Company fails to provide the proposed funding its economic interest in the acquired rights will be proportionately reduced. Closing is contingent on, among other things, the Company undertaking an equity financing of at least US$5,000,000 and Altum obtaining an exclusive license with respect to certain intellectual property from a Canadian governmental research and technology organization.

Leadership Change

The Company appointed Mr. Ralph Anthony Pullen to its board of directors as an independent director. Mr. Pullen has been a biotech analyst and institutional investment banker for several decades and brings a wealth of experience to the BetterLife Board. Mr. Pullen will be replacing Mr. Krisztian Toth.

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Warrant Re-pricing

The Company repriced the following of the Company’s outstanding warrants pursuant to the previous financings in 2019: 13.868 million warrants issued on May 30, 2019 and expiring on May 29, 2021, 46.132 million warrants issued on May 15, 2019 and expiring on May 14, 2021 and 6.95 million warrants issued on April 8, 2019 and expiring on March 16, 2022. The Company intends to amend these Warrants to have an exercise price of $0.25 per Warrant. The Company anticipates that, subject to market conditions, the proceeds from any exercise of Warrants will fund, in part, its financial commitments under the agreement with Altum.

Options Grant

In May 2020, the Company granted 2,100,000 stock options, with a term of five years and exercise prices of $0.18, to officers, directors, consultants and members of Altum key to the clinical trials as discussed under “Licensing Agreement”.

Other

The Company engaged GRA Enterprises LLC (“GRA"), an arm’s length party, to provide investor relations services pursuant to a consulting agreement dated May 8, 2020. Services will include the production and publication of investor bulletins, distribution of investor bulletins to GRA’s e-mail list, and posts via GRA’s blogs and social media accounts. In consideration of these services, the Company has paid GRA a fee of US$50,000 for a 6-month contract.

Item 5	Full Description of Material Change

Refer to Item 4 and the news release in Schedule “A”.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 805-7783.

Item 9	Date of Report

May 13, 2020

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SCHEDULE “A”

BetterLife Pharma Enters into a Licensing Agreement

VANCOUVER, May 7, 2020 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: PVOTF / FRA: NPAT) today announced that it has entered into an agreement to acquire worldwide rights (other than in Greater China, Japan and ASEAN countries) to commercialize and sell AntiCovir, a potential COVID-19 treatment, from Altum Pharmaceuticals Inc. (“Altum”). AntiCovir is an Interferon a2b (“IFNa2b“) based potential treatment that is proposed to be administered using a Metered Dose Inhaler (“MDI”) or a nebulizer. Altum is currently preparing protocol and application to conduct a 306 patient randomized, double-blind, placebo controlled, powered for Phase 3 registration clinical trials in Australia. Subject to regulatory approvals, the clinical trials in Australia could begin as early as July 2020.Under the terms of the transaction, on closing BetterLife will issue 10,000,000 common shares to Altum and grant to Altum 5,000,000 warrants to acquire an equivalent number of common shares at a price of $0.19 per common share. The Warrants have a term of two years and are only exercisable upon successful completion of the Phase 3 trial.

The Company is not making any express or implied claims that its product has the ability to eliminate, cure or contain the Covid-19 (or SARS-2 Coronavirus) at this time.

In addition, subject to the satisfaction of certain conditions precedent, upon registration of the proposed product in a major market, BetterLife will pay $5,000,000 in cash to Altum and Altum will be entitled to a tiered royalty equal to 7% of net sales on the first $50,000,000 in a calendar year and a reduced royalty equal to 5% of net sales in any calendar year that are in excess of $50,000,000.

BetterLife has, subject to raising the necessary funds, agreed to fund the first US$15,000,000 of costs required for the proposed Phase 3 trials. If BetterLife fails to provide the proposed funding its economic interest in the acquired rights will be proportionately reduced.

Closing is contingent on, among other things, BetterLife undertaking an equity financing of at least US$5,000,000 and Altum obtaining an exclusive license with respect to certain intellectual property from the Research Organization (defined below).

BetterLife intends to incorporate a subsidiary, Blife Therapeutics, which will complete the transaction with Altum and hold the rights acquired from Altum.

Rationale for use and development of AntiCovir:

•	IFNa2b (inhaled) has been used in China on COVID-19 patients[1]

•	Altum filed a U.S. provisional patent application related to AntiCovir which covers the composition and formulation of AntiCovir and the use of AntiCovir as a treatment for COVID-19.

•	Altum developed the formulation and potential uses of AntiCovir as a treatment or a prophylaxis for COVID-19.

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However, the composition and the method of manufacturing IFNa2b that yields contaminant (isoform) free, highest purity IFNa2b, was developed in collaboration with a Canadian governmental research and technology organization (the “Research Organization”). Altum currently possesses a non-exclusive license to the composition and manufacturing method, which includes the right to sublicense.

•	Altum is negotiating with the Research Organization, in the interim, to convert its license to an exclusive license, and ultimately, to obtain an assignment of the Research Organization’s rights.

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1 COVID-19 https://see.news/china-is-using-cubas-interferon-alfa-2b-against-coronavirus/

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“IFNa2b has been used in China against COVID-19. Altum’s entire management team, along with their product and clinical development group, will continue to advance the development of AntiCovir in the coming weeks and months. Given the sense of urgency to find a safe and effective treatment and/or vaccine for COVID-19, we are immediately expediting our efforts to obtain necessary approvals to dose patients in a 306 patient statistically powered Phase III study in Australia.” said Ahmad Doroudian, CEO of Altum and Interim CEO of BetterLife.

The safety and efficacy of AntiCovir are under investigation and market authorization has not yet been obtained.

Leadership change

BetterLife is also pleased to announce the appointment of Mr. Tony Pullen to its board of directors as an independent director. Mr. Pullen has been a biotech analyst and institutional investment banker for several decades and brings a wealth of experience to the BetterLife Board. Mr. Pullen will be replacing Krisztian Toth.

Warrant repricing

The Company would also like to announce that it intends to reprice the following of the Company’s outstanding warrants pursuant to the previous financings in 2019: 13.868 million warrants issued on May 30, 2019 and expiring on May 29, 2021, 46.132 million warrants issued on May 15, 2019 and expiring on May 14, 2021 and 6.95 million warrants issued on April 8, 2019 and expiring on March 16, 2022. The Company intends to amend these Warrants to have an exercise price of $0.25 per Warrant. The Company anticipates that, subject to market conditions, the proceeds from any exercise of Warrants will fund, in part, its financial commitments under the agreement with Altum. Any further funding requirements will require the Company to undertake an equity financing.

About Altum Pharmaceuticals Inc.

Formed in 2016, Altum is a privately-held company headquartered in Vancouver, British Columbia, Canada. Altum’s philosophy is that there are many under-served areas in oncology, especially in pre-cancerous conditions and cancer related complications. Shortly after its formation, Altum acquired the BiPhasix™ platform from Helix Biopharma. The BiPhasix™ technology is a novel encapsulation and delivery platform technology. Its most advanced product is AP-001, BiPhasix-encapsulated interferon alpha-2b for use in treatment of HPV-cervical dysplasia. AP-001 has completed Phase 2. In April 2018, Altum acquired Lexi Pharma Inc., a therapeutics company focused on development of treatments for bone related disorders. Lexi’s lead product, AP-002, is an oral gallium-based novel small molecule. AP-002 has US IND approved and ready to start Phase 1-2 trials in cancer-induced bone disorders. For further information please visit altumpharma.com.

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About BLife Therapeutics Inc.

BLife Therapeutics will be a wholly-owned subsidiary of BetterLife Pharma Inc. focused on the prevention of severe COVID-19 disease.

About BetterLife Pharma Inc.

BetterLife Pharma Inc. is a science-based innovative medical wellness company aspiring to offer high-quality preventive and self-care products to its customers. For further information please visit abetterlifepharma.com

Contact:

Ahmad Doroudian, Interim Chief Executive Officer

Email: Ahmad.Doroudian@blifepharma.com

Phone: 604-221-0595

Cautionary Note Regarding Forward-Looking Statements

Except for historical information, the matters set forth above may be forward-looking statements that involve risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Such forward-looking statements are based on the current beliefs of management, as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, such as the failure to complete the transaction with Altum or to meet obligations under the agreement with Altum, the failure of Altum to complete Phase 3 trials or to have success in such trials, the failure of Altum to secure and/or enforce patent protection for AntiCovir, the failure of Altum to secure exclusive rights from the Research Organization, the failure of the Company to secure financing needed to carry out the plans set out herein, the failure to meet the conditions imposed by the CSE or other securities regulators, the level of business and consumer spending, the amount of sales of BetterLife's products, statements with respect to internal expectations, the competitive environment within the industry, the ability of BetterLife to commence and expand its operations, the level of costs incurred in connection with BetterLife's operational efforts, economic conditions in the industry, pandemics, and the financial strength of BetterLife's future customers and suppliers. BetterLife does not undertake any obligation to update such forward-looking statements, except as required by law.

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